================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of October, 2009

                        Commission File Number: 000-21742

                                   Acergy S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                              200 Hammersmith Road
                                 London, W6 7DL
                                     England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]               Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [ ]                     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

Attached herewith as Exhibit 99.1 is a press release, issued on October 27, 2009, whereby Acergy S.A. (the "Company") announced that an Extraordinary General Meeting ("EGM" or the "Meeting") of shareholders will be held on Thursday December 17, 2009 at 11:00 a.m. local time at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg. All shareholders of record as of October 30, 2009 will be entitled to vote at the meeting.

The purpose of the Meeting is to consider and approve recommendations with respect to the adoption of revised Articles of Incorporation, the appointment of a new Director and the adoption of a new Long-Term Incentive Plan.

The notice of the EGM will be distributed to eligible shareholders no later than November 10, 2009. Upon publication, the supporting materials for this meeting will be available on the Acergy website:
www.acergy-group.com/public/December2009EGM

Certain statements set forth above and contained in the press release and above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected timing of, record date for and purposes of the Meeting and the date of publication and distribution of materials to eligible shareholders. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: November 2, 2009                            By:  /s/ Jean Cahuzac
                                                      --------------------------
                                                  Name:  Jean Cahuzac
                                                  Title: Chief Executive Officer